Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1             Name and Address of Company

Hydrogenics Corporation (“Hydrogenics” or the “Company”)
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Item 2             Date of Material Change

June 24, 2011

Item 3             Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on June 24, 2011.

Item 4             Summary of Material Change

Hydrogenics announced the promotion of Jennifer Barber to Chief Financial Officer and Corporate Secretary, effective July 29, 2011. Ms. Barber, a Chartered Accountant, has been with Hydrogenics since 2001, having served as Vice President, Finance and Corporate Controller since 2005 and is responsible for the Company’s financial reporting and accounting operations.

Item 5             Full Description of Material Change

Hydrogenics announced the promotion of Jennifer Barber to Chief Financial Officer and Corporate Secretary. Ms. Barber, a Chartered Accountant, has been with Hydrogenics since 2001, having served as Vice President, Finance and Corporate Controller since 2005 and is responsible for the Company’s financial reporting and accounting operations.

Ms. Barber assumes the role of Chief Financial Officer effective July 29, 2011 replacing Lawrence Davis. Mr. Davis, who was Chief Financial Officer since 2005, has resigned to pursue a senior finance role with the Ontario Workplace Safety and Insurance Board.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
220 Admiral Boulevard
Mississauga, Ontario  L5T 2N6

Telephone:	(905) 361-3633
Fax:	(905) 361-3626

Item 9             Date of Report

June 24, 2011